Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Note	Jurisdiction
Maiden Holdings, Ltd.	(1)
Maiden Reinsurance Ltd.	(2)	Bermuda
Maiden Holdings North America, Ltd.		Delaware
Maiden Re Insurance Services, LLC	(3)	Delaware
Maiden Global Servicing Company, LLC	(3)	Delaware
Maiden Life Försäkrings AB		Sweden
Maiden General Försäkrings AB		Sweden
Regulatory Capital Limited		Ireland
Maiden Global Holdings Ltd.		England
Maiden Australia Holdings PTY Ltd.	(4)	Australia

(1)	All subsidiaries are 100% wholly owned by Maiden Holdings, Ltd. unless otherwise noted.

(2)	65% owned by Maiden Holdings, Ltd. and 35% owned by Maiden Holdings North America, Ltd. Effective March 16, 2020, Maiden Reinsurance Ltd. is now domiciled in Vermont, United States.

(3)	100% wholly owned subsidiary of Maiden Holdings North America, Ltd.

(4)	100% wholly owned subsidiary of Maiden Global Holdings Ltd.